Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

CHAIRMAN’S STATEMENT

The year of 2020 is destined to be an extraordinary year. In the face of the complicated and ever-changing internal and external environment and the severe challenges brought by the COVID-19 pandemic, the Company firmly adhered to the national arrangements, took proactive actions to cope with the challenges, and pushed forward China Life Revitalization strategy steadily. I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s operating results for the first half of 2020.

We strided forward to advance China Life Revitalization strategy, staying true to our original aspiration and shouldering our social responsibility.

In the first half of 2020, the Company’s comprehensive strength was further enhanced and its leading position in the market was consolidated. During the Reporting Period, the Company’s gross written premiums amounted to RMB427,367 million, an increase of 13.1% year on year. The embedded value of the Company exceeded RMB1 trillion for the first time, reaching RMB1,015,856 million, an increase of 7.8% from the end of 2019. Total assets were RMB3,966,033 million, increasing by 6.4% from the end of 2019. Net profit attributable to equity holders of the Company was RMB30,535 million. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 258.24% and 267.31%, respectively.

Looking back to the first half of 2020, during our journey of revitalizing China Life, we firmly maintained our strategic focus, proceeded well with both the pandemic control and business development, and achieved a satisfactory operating performance, which reflected the time-tested experiences and strong development resilience of China Life. The high-quality development of the Company also demonstrated our commitment to shouldering social responsibilities in serving the overall national development plan and our efforts to guarding people’s wellbeing.

We took an active role in serving the overall national development and gave full support to the socio-economic development. In the face of the unexpected COVID-19 pandemic, we took an immediate action to offer complimentary insurance protection for medical workers fighting on the front line, and considered safeguarding the safety and health of customers and employees as our top priority. We proactively expanded the scope of insurance liability, upgraded claims settlement services, and provided support to the pandemic prevention and control as well as the resumption of work and production. To ensure stability on the six fronts and security in the six areas, we strived to support employment stability with the aid of insurance mechanism. We fully capitalized on our comprehensive financial strength to deeply integrate into the national and regional development, focused on new infrastructure and new urbanization constructions, and offered financial and insurance services, so as to give support to the development of real economy. We vigorously promoted the “Poverty Alleviation Insurance” project to target to the specific insurance needs of poverty-stricken people, and consistently built the network for protecting people’s wellbeing, thus leveraging China Life’s strengths for maintaining the socio-economic stability and development.

We adhered to the concept of “value-oriented” development and consistently advanced high-quality development. With emphasis on business value, profitability and development quality, we endeavoured to develop business with high value, so that the protection-oriented business grew significantly, with the percentage of premiums from designated protection-oriented products in the first-year regular premiums rising by 3.4 percentage points year on year, and the value of half year’s sales was RMB36,889 million, an increase of 6.7% year on year. Meanwhile, the size of our sales force remained stable with its quality being enhanced, and its foundation for value creation was further consolidated. A satisfactory performance was seen in our investment. As the interest rate rebounded after a sharp decline and the equity market fluctuated significantly, the gross investment income of the Company reached RMB96,134 million, an increase of 8.1% year on year, and the gross investment yield was 5.34%.

We firmly grasped the trend of technological advancement and accelerated digital transformation. As the COVID-19 pandemic around the world unleashed technology productivity at an accelerated speed, the Company sped up the application of achievements from “Technology-driven China Life” initiatives, which helped us to respond to the challenges brought by the pandemic from all aspects, such as remote office operations, online sales and online services, etc, and ensured the order and efficiency of the Company’s operation and management. By accelerating the application of technological strengths into operation and management, our technology empowerment reached to a new level. Adhering to the “customer-centric” principle, we committed ourselves to the construction of a corporate with excellent services, and upgraded our operations and services to be more integrated, intelligent and ecological. In the first half of the year, the Company’s capability in offering digital services was further strengthened. Nearly all of our individual insurance business could be applied online, and the speed and efficiency of our claims settlement led the industry.

We were committed to the transformation and upgrade through reform and constantly enhanced our development vitality. Under the “Dingxin Project”, the development layout of “Yi Ti Duo Yuan” was implemented, which gradually released the benefits from business restructuring. The general agent team and upsales team developed in a coordinated manner, with significant business value created by the individual agent business sector. The positioning of the diversified business sector was clearly defined, and the business transformation of the bancassurance channel kicked off smoothly, with its first-year regular premiums growing rapidly. The group insurance channel continued to enhance its specialization and capacity building, so that its profitability and business quality were further improved. Besides, we strengthened the market-oriented incentive and restraint reform and promoted market-oriented talents recruitment in key fields to fully activate our development vitality.

We firmly held on to the bottom line and carried out risk prevention and control in a practical manner. We proactively prevented and mitigated major financial risks, continued to keep track of the changes of domestic and international development and the impact on the financial and insurance industry, paid great attention to interest risk, market risk, credit risk and compliance risk, strengthened our efforts on risk monitoring and pre-warning, and well prepared stress tests and emergency response plans, so as to strictly prevent any external risk incidents from penetrating into the Company. We implemented regulatory requirements in a stringent and consistent manner, organized special governance on risks, and made preliminary achievements in the informationization of risk management, thus enhancing our overall capability in risk management and control.

We were determined to achieve high-quality development by responding to the changing environment, bringing about new progresses and turning crises into opportunities.

We are witnessing major changes unfolding in the world, something unseen in a century. The challenges brought by the “Black Swan”, namely the COVID-19 pandemic, further increased the uncertainty amid such major changes. Despite this, we saw an accelerated growth of emerging industries under the pandemic. Huge market size and domestic demand were still the favourable factors to support the economic development in China. Regulatory authorities rolled out a series of policies to correct irregular market practices and to optimize business environment, thus offering the new space for the high-quality development of the industry. With heightened awareness of the society on risks, the public demands for insurance protection rose significantly. New technological revolution evoluted more quickly and financial technology flourished, which greatly increased the service efficiency of the industry. To take a long-term perspective, we firmly believe that the Chinese economy will maintain its stable and sound development and its long-term positive growth fundamentals remain unchanged, and that the domestic insurance industry is still at an important stage full of strategic opportunities. I have full confidence in the prospect of the Chinese economy, the development of the domestic insurance industry, as well as the future of China Life.

The year of 2020 is a crucial year for us to make breakthroughs for “China Life Revitalization”. Despite instabilities and uncertainties in the external environment, we will remain steadfast to our strategic deployment of “China Life Revitalization”, seize the new development opportunities of the industry, properly carry out the regular pandemic control, enhance business value, and improve the quality of our business and sales force. We will deepen reform and innovation and carry out the “Dingxin Project” with great efforts, speed up digital transformation to reinforce technological and service empowerment, strengthen asset-liability management, attach great importance to the prevention and mitigation of major financial risk, and enhance our comprehensive governance capability.

We are setting sail to lead the trend and working hard to open the door of the opportunity. On the journey of building a world-class life insurance company, we will stick to our original aspiration and forge ahead, with a view to rewarding the shareholders and people from all walks of life with satisfactory operating performance.

FINANCIAL SUMMARY

I.	MAJOR FINANCIAL DATA AND INDICATORS

	RMB million
	As at 30 June 2020[1]	As at 31 December 2019	Increase/ Decrease from the end of 2019
Total assets	3,966,033	3,726,734	6.4%
Including: Investment assets[2]	3,781,024	3,573,154	5.8%
Equity holders’ equity	415,906	403,764	3.0%
Ordinary share holders’ equity per share[3] (RMB per share)	14.44	14.01	3.1%
Ratio of assets and liabilities[4] (%)	89.36	89.02	An increase of 0.34 percentage point

	January to June 2020[1]	January to June 2019	Increase/ Decrease from the corresponding period in 2019
Total revenues	504,431	448,221	12.5%
Including: Net premiums earned	407,936	361,297	12.9%
Profit before income tax	35,564	38,893	-8.6%
Net profit attributable to equity holders of the Company	30,535	37,599	-18.8%
Net profit attributable to ordinary share holders of the Company	30,334	37,403	-18.9%
Earnings per share (basic and diluted)[3] (RMB per share)	1.07	1.32	-18.9%
Weighted average ROE (%)	7.36	11.14	A decrease of 3.78 percentage points
Net cash inflow/(outflow) from operating activities	182,792	150,290	21.6%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	6.47	5.32	21.6%

Notes:

1.	The interim financial results of the Company are unaudited.
2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits–restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “earnings per share (basic and diluted)”, and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Ratio of assets and liabilities = Total liabilities/Total assets

II.	MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

	RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2020	As at 31 December 2019	Change	Main Reasons for Change
Term deposits	536,256	535,260	0.2%	—
Held-to-maturity securities	1,001,314	928,751	7.8%	An increase in the allocation of government agency bonds
Available-for-sale securities	1,052,029	1,058,957	-0.7%	—
Securities at fair value through profit or loss	150,399	141,608	6.2%	An increase in the scale and fair value of stocks in securities at fair value through profit or loss
Securities purchased under agreements to resell	61,202	4,467	1,270.1%	The needs for liquidity management
Cash and cash equivalents	80,889	53,306	51.7%	The needs for liquidity management
Loans	651,388	608,920	7.0%	An increase in certificate of deposit and policy loans
Investment properties	13,450	12,141	10.8%	New investments in investment properties
Investments in associates and joint ventures	227,764	222,983	2.1%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures

	RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2020	As at 31 December 2019	Change	Main Reasons for Change
Insurance contracts	2,858,092	2,552,736	12.0%	The accumulation of insurance liabilities from new policies and renewal business
Investment contracts	284,882	267,804	6.4%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	48,127	118,088	-59.2%	The needs for liquidity management
Annuity and other insurance balances payable	54,774	51,019	7.4%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	20,361	20,045	1.6%	—
Equity holders’ equity	415,906	403,764	3.0%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, a six-month bank loan of EUR127 million with a maturity date on 13 July 2020, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 2 July 2020, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate loans. A five-year bank loan of USD970 million with a maturity date on 27 September 2024, a three-year loan of EUR400 million with a maturity date on 6 December 2020, and a one-year bank loan of USD28 million with a maturity date on 6 November 2020, which are floating rate loans.

	RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2020	January to June 2019	Change	Main Reasons for Change
Net premiums earned	407,936	361,297	12.9%	—
Life insurance business	345,591	307,009	12.6%	Due to the steady growth of life insurance business
Health insurance business	54,693	46,989	16.4%	The expansion of health insurance business by the Company
Accident insurance business	7,652	7,299	4.8%	—
Investment income	72,706	66,345	9.6%	An increase in interest income from investment with fixed maturity dates
Net realised gains on financial assets	10,807	3,786	185.4%	An increase in spread income of funds in available-for-sale securities
Net fair value gains through profit or loss	8,606	13,107	-34.3%	A decrease in profit or loss in fair value of stocks in securities at fair value through profit or loss
Net gains on investments of associates and joint ventures	4,020	5,665	-29.0%	A decrease in the profits of certain associates and the impact of impairment
Other income	4,376	3,686	18.7%	An increase in commission fees from agency services for China Life Property and Casualty Insurance Company Limited
Insurance benefits and claims expenses	371,950	330,049	12.7%	An increase in insurance contract liabilities
Investment contract benefits	5,030	4,617	8.9%	An increase in the scale of universal insurance accounts

	RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2020	January to June 2019	Change	Main Reasons for Change
Policyholder dividends resulting from participation in profits	14,507	10,836	33.9%	An increase in investment yield from the participating accounts
Underwriting and policy acquisition costs	56,518	45,595	24.0%	An increase in commissions of regular business due to the growth of the Company’s business and the optimization of its business structure
Finance costs	1,772	1,930	-8.2%	A decrease in interest paid for securities sold under agreements to repurchase
Administrative expenses	17,047	16,958	0.5%	Due to the growth of business
Income tax	4,502	964	367.0%	Due to the impact of the adjustment of the pre-tax deduction policy of underwriting and policy acquisition costs adopted in the corresponding period of 2019
Net profit attributable to equity holders of the Company	30,535	37,599	-18.8%	Due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the adjustment of the pre-tax deduction policy of underwriting and policy acquisition costs adopted in the corresponding period of 2019 and the change in gross investment income

MANAGEMENT DISCUSSION AND ANALYSIS

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2020

2020 is the crucial year when the strategic deployment of China Life Revitalization advanced to a critical stage of breakthrough. In the first half of the year, facing various challenges from the COVID-19 pandemic and economic downturn, the Company pursued the fundamental requirements of high-quality development, adhered to the strategic core of “centering on customers and basic operational units, focusing on business value and individual agent business sector” (“Dual Centers and Dual Focuses”), and concentrated on the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. The Company proceeded well with both the pandemic control and business development, and realized a stable growth of its core business, a continuous optimization of its business structure and a steady increase in its new business value. The Company accelerated optimization and adjustments in asset-liability management, technological innovation, operations and services, risk management and control, and withstood the tests by the pandemic. With steady and healthy development of the Company’s businesses in various aspects, its leading industry position was consolidated.

During the Reporting Period, the Company’s gross written premiums amounted to RMB427,367 million, an increase of 13.1% year on year. As at the end of the Reporting Period, the embedded value of the Company reached RMB1,015,856 million, an increase of 7.8% from the end of 2019. The value of half year’s sales was RMB36,889 million, an increase of 6.7% year on year. During the Reporting Period, the Company continued to enhance the asset-liability management, and its gross investment income reached RMB96,134 million, an increase of 8.1% from the corresponding period of 2019. Due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the adjustment of the pre-tax deduction policy of underwriting and policy acquisition costs adopted in the corresponding period of 2019 and the change in gross investment income, net profit attributable to equity holders of the Company was RMB30,535 million, a decrease of 18.8% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 258.24% and 267.31%, respectively.

Key Performance Indicators for the First Half of 2020

	RMB million
	January to June 2020	January to June 2019
Gross written premiums	427,367	377,976
Premiums from new policies	146,214	127,845
Including: First-year regular premiums	94,170	83,133
First-year regular premiums with a payment duration of ten years or longer	39,502	38,082
Renewal premiums	281,153	250,131
Gross investment income	96,134	88,923
Net profit attributable to equity holders of the Company	30,535	37,599
Value of half year’s sales	36,889	34,569
Including: Individual agent business sector [1]	36,559	33,333
Policy Persistency Rate (14 months) [2] (%)	89.60	86.10
Policy Persistency Rate (26 months) [2] (%)	83.30	87.00
Surrender Rate [3] (%)	0.61	1.43

	As at 30 June 2020	As at 31 December 2019
Embedded value	1,015,856	942,087
Number of long-term in-force policies (hundred million)	3.12	3.03

Notes:

1.	The corresponding results of individual agent business sector for the first half of 2019 have been restated to allow for new sector definitions on a pro forma basis.
2.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

3.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

During the Reporting Period, the Company maintained its strategic focus, concentrated on developing long-term regular business and achieved a continuous increase in its new business value. First-year regular premiums amounted to RMB94,170 million (a year-on-year increase of 13.3%), which accounted for 99.03% in long-term first-year premiums, increasing by 0.24 percentage point year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB39,502 million, an increase of 3.7% year on year. The Company adhered to the diversified product strategy and vigorously developed protection-oriented businesses. Out of the top ten insurance products by the first-year regular premiums, six were protection-oriented products. The percentage of premiums from designated protection-oriented products in the first-year regular premiums rose by 3.4 percentage points year on year, with an increase in both the number of protection-oriented insurance policies and average premiums per policy. The value of half year’s sales was RMB36,889 million, an increase of 6.7% year on year. As at the end of the Reporting Period, the embedded value of the Company reached RMB1,015,856 million, increasing by 7.8% from the end of 2019. The number of long-term in-force policies was 312 million, an increase of 3.0% from the end of 2019. During the Reporting Period, the surrender rate was 0.61%, a decrease of 0.82 percentage point year on year.

During the Reporting Period, the Company continued to enhance the asset-liability management and flexibly adjusted its investment allocation strategy, so as to actively address the pressure from both assets and liabilities. By closely following the market changes while flexibly adjusting the pace of asset allocation and investment tactics, the Company achieved a gross investment income of RMB96,134 million, an increase of 8.1% year on year. Due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the adjustment of the pre-tax deduction policy of underwriting and policy acquisition costs adopted in the corresponding period of 2019 and the change in gross investment income, net profit attributable to equity holders of the Company was RMB30,535 million, decreasing by 18.8% year on year.

In the first half of 2020, guided by the strategic deployment of “China Life Revitalization”, the Company further implemented the “Dingxin Project” to effectively strengthen capacity in various fields and boost high-quality development. In terms of sales management, the Company greatly pushed forward the development system of “Yi Ti Duo Yuan”, accelerated integration of two sales teams of the individual agent business sector, promoted standardized management of basic operational units, and further consolidated the foundation of sales management. The Company also advanced the transformation and upgrade in the diversified business sector. The bancassurance channel refocused on business transformation, and the group and health insurance channel emphasized specialization and capability building. In terms of investment management, the Company improved the investment management system with a market-oriented approach, coordinated asset allocation and entrusted investment management at account level, and bolstered its investment capability through research of asset classes and optimization of investment strategies. In terms of operations and services, the Company continued to improve refined management, enhanced the entire Internet-based and intelligent operational process, increased operational efficiency through integration, and built a mechanism for continuous tracking and optimization of its customer experiences. In terms of technology support, the Company rebuilt the technical product development team according to the principle of flattening, greatly increasing the vitality and responsiveness of the team. In terms of risk control, the Company strengthened the informationization and intellectualization of risk management, and delved into a centralized risk management model to enhance the efficiency in risk management and control, and firmly held onto the bottom line of risks.

II.	BUSINESS ANALYSIS

(I)	Insurance Business

1.	Gross written premiums categorized by business

	RMB million
	January to June 2020	January to June 2019	Change
Life Insurance Business	346,137	307,461	12.6%
First-year business	89,668	78,573	14.1%
First-year regular	88,758	77,563	14.4%
Single	910	1,010	-9.9%
Renewal business	256,469	228,888	12.0%
Health Insurance Business	72,264	62,416	15.8%
First-year business	47,875	41,444	15.5%
First-year regular	5,403	5,523	-2.2%
Single	42,472	35,921	18.2%
Renewal business	24,389	20,972	16.3%
Accident Insurance Business	8,966	8,099	10.7%
First-year business	8,671	7,828	10.8%
First-year regular	9	47	-80.9%
Single	8,662	7,781	11.3%
Renewal business	295	271	8.9%

Total	427,367	377,976	13.1%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB346,137 million, a year-on-year increase of 12.6%. Gross written premiums from the health insurance business amounted to RMB72,264 million, a year-on-year increase of 15.8%. Gross written premiums from the accident insurance business amounted to RMB8,966 million, a year-on-year increase of 10.7%.

2.	Gross written premiums categorized by channel

	RMB million
	January to June 2020	January to June 2019[1]
Individual Agent Business Sector[2]	356,075	323,393
First-year business of long-term insurance	82,379	74,382
First-year regular	82,239	74,261
Single	140	121
Renewal business	263,363	240,445
Short-term insurance business	10,333	8,566
Bancassurance Channel	28,542	16,746
First-year business of long-term insurance	11,872	8,262
First-year regular	11,867	8,248
Single	5	14
Renewal business	16,464	8,262
Short-term insurance business	206	222
Group Insurance Channel	16,500	16,798
First-year business of long-term insurance	835	1,507
First-year regular	62	622
Single	773	885
Renewal business	1,275	1,314
Short-term insurance business	14,390	13,977
Other Channels[3]	26,250	21,039
First-year business of long-term insurance	2	2
First-year regular	2	2
Single	—	—
Renewal business	51	110
Short-term insurance business	26,197	20,927

Total	427,367	377,976

Notes:

1.	According to the development system of “Yi Ti Duo Yuan”, data for the corresponding period of 2019 were adjusted on a pro forma basis.
2.	Premiums of the individual agent business sector included premiums of the general agent team and upsales team.
3.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

In the first half of 2020, the Company focused on business value growth, and sped up transformation and upgrade. After the organizational restructuring of “Yi Ti Duo Yuan”, the individual agent business sector achieved a significant result in business value creation and the core business indicators saw a steady growth despite the unfavourable market conditions. The diversified business sector focused on business transformation and its positioning was clearly defined. As at the end of the Reporting Period, the Company’s total sales force reached approximately 1.8 million, which remained stable with its quality being improved. The sales management was further transformed and upgraded.

Individual agent business sector

In the first half of the year, the individual agent business sector adhered to the priority of business value and the return to protection type of business, deepened transformation and upgrade of its sales management, and realized the continuous growth of both business value and scale despite the unfavourable market conditions. During the Reporting Period, gross written premiums from the sector amounted to RMB356,075 million, an increase of 10.1% year on year. First-year regular premiums were RMB82,239 million, an increase of 10.7% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB39,389 million (a year-on-year increase of 6.4%), which accounted for 47.90% in the first-year regular premiums. The designated protection-oriented business grew rapidly, with an increase in both the number of protection-oriented insurance policies and average premiums per policy. Renewal premiums amounted to RMB263,363 million, an increase of 9.5% year on year. In the first half of the year, the capability of the individual agent business sector in value creation was prominent. The value of half year’s sales of the sector was RMB36,559 million, accounting for 99.11% of the value of half year’s sales as a whole. New business margin of half year’s sales of the sector reached 39.3%, which remained stable compared to the corresponding period of 2019.

In the first half of the year, the general agent team and upsales team of the individual agent business sector developed in a coordinated manner. The Company implemented the new Agent Management and Compensation System, through which the benefits from system upgrading were released, major day-to-day sales force management indicators were steadily improved, and the quality of the sales force enhanced with a stable size. As at the end of the Reporting Period, the number of agents of the individual agent business sector was 1.69 million, including 1,007,000 agents from the general agent team and 683,000 agents from the upsales team, and the monthly average productive agents increased by 40.4% year on year.

Diversified business sector

The transformation and upgrade under “Dingxin Project” was carried out in the diversified business sector in great depth. By concentrating on the development philosophy of “professional operation, enhancement of quality and efficiency, transformation and innovation, and legal compliance”, the diversified business sector coordinated well with the individual agent business sector, and focused on the development of bancassurance, group insurance and health insurance. During the Reporting Period, gross written premiums from the diversified business sector amounted to RMB71,292 million, an increase of 30.6% year on year.

Bancassurance Channel. The bancassurance channel repositioned to focus on bank agency business, with equal emphasis on business scale and value, and kicked off the business transformation smoothly. During the Reporting Period, gross written premiums from the channel amounted to RMB28,542 million, an increase of 70.4% year on year. First-year regular premiums were RMB11,867 million, an increase of 43.9% year on year. Renewal premiums amounted to RMB16,464 million (a year-on-year increase of 99.3%), accounting for 57.68% of the gross written premiums from the channel (a year-on-year increase of 8.34 percentage points). The bancassurance channel constantly strengthened sales team management, and the quality of the sales force was improved steadily. As at the end of the Reporting Period, the number of bancassurance channel account managers was 31,000 and the quarterly average active managers increased substantially.

Group Insurance Channel. The group insurance channel continued to deepen diversified development and improve business profitability, strengthened the expansion of key businesses, and achieved steady development. During the Reporting Period, gross written premiums from the channel were RMB16,500 million, a decrease of 1.8% year on year. Short-term insurance premiums from the channel were RMB14,390 million, an increase of 3.0% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 53,000. In particular, the number of high-performance personnels increased by 15.9% from the end of 2019.

Other Channels. In the first half of 2020, gross written premiums from other channels reached RMB26,250 million, an increase of 24.8% year on year. The Company actively developed government-sponsored health insurance businesses, including supplementary major medical expenses insurance, supplementary medical insurance and long-term care insurance, and led the market consistently. As at the end of the Reporting Period, the Company carried out over 220 supplementary major medical expenses insurance programs, providing services to nearly 400 million people in 31 branches at the provincial level. It also provided supplementary medical insurance in 17 branches at the provincial level, serving more than 33 million people, undertook over 600 health protection entrusted programs, covering more than 100 million people, and offered long-term care insurance protection to more than 15 million people.

In the first half of the year, there were greater development opportunities for the online insurance business due to the impact of the COVID-19 pandemic, and a rapid growth was seen in the online sales business. The Company continued to diversify its online insurance product mix, offered various types of online insurance products during the pandemic, and consistently improved internet application functions such as China Life Insurance APP and China Life e-Store. A sales framework for the Company’s online insurance business was established, with the integration of online and offline sales as the core, and direct sales on official website and sales by external platforms as supplement. The Company constantly reinforced its online insurance operations to provide more convenient, efficient and diversified online services to its customers.

The Company actively consolidated internal and external ecological resources, steadily pushed forward its coordinated business development with other subsidiaries of China Life Insurance (Group) Company (“CLIC”), and expanded the market and customer base under the strategy of “One Customer, One-stop Service”. In the first half of 2020, premiums from property insurance cross-sold by the Company increased by 24.6% year on year, whereas new bids of enterprise annuity funds and pension security products of Pension Company cross-sold by the Company grew by 22.1% year on year. Meanwhile, the Company entrusted China Guangfa Bank Co., Ltd. (“CGB”) to sell bancassurance products, with first-year regular premiums for the first half of 2020 increasing by 18.7% year on year. The number of new debit cards and credit cards jointly issued by the Company and CGB during the first half of the year exceeded 500,000, thus fostering a sound environment for achieving coordinated development, positive interaction and mutual benefits.

3.	Insurance contracts

	RMB million
	As at 30 June 2020	As at 31 December 2019	Change
Life insurance	2,653,725	2,385,407	11.2%
Health insurance	194,368	158,800	22.4%
Accident insurance	9,999	8,529	17.2%

Total of insurance contracts	2,858,092	2,552,736	12.0%

Including: residual marginNote	821,199	768,280	6.9%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 12.0% from the end of 2019, which was primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

4.	Analysis of claims and policyholder benefits

	RMB million
	January to June 2020	January to June 2019	Change
Insurance benefits and claims expenses	371,950	330,049	12.7%
Life insurance business	328,888	291,580	12.8%
Health insurance business	39,350	35,474	10.9%
Accident insurance business	3,712	2,995	23.9%
Investment contract benefits	5,030	4,617	8.9%
Policyholder dividends resulting from participation in profits	14,507	10,836	33.9%

During the Reporting Period, insurance benefits and claims expenses rose by 12.7% year on year due to an increase in insurance contract liabilities. In particular, life insurance business rose by 12.8% year on year and health insurance business rose by 10.9% year on year. Due to an increase in insurance contract liabilities and the fluctuation of claims payment of certain insurance business, accident insurance business rose by 23.9% year on year. Investment contract benefits rose by 8.9% year on year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits rose by 33.9% year on year due to an increase in investment yield from participating accounts.

5.	Analysis of underwriting and policy acquisition costs and other expenses

	RMB million
	January to June 2020	January to June 2019	Change
Underwriting and policy acquisition costs	56,518	45,595	24.0%
Finance costs	1,772	1,930	-8.2%
Administrative expenses	17,047	16,958	0.5%
Statutory insurance fund contribution	803	737	9.0%
Other expenses	5,260	4,271	23.2%

During the Reporting Period, underwriting and policy acquisition costs rose by 24.0% year on year due to an increase in commissions of regular business as a result of the growth of the Company’s business and the optimization of its business structure. Finance costs decreased by 8.2% year on year due to a decrease in interest paid for securities sold under agreements to repurchase. Administrative expenses rose by 0.5% year on year as a result of business growth.

(II)	Investment Business

In the first half of 2020, due to the impact of the pandemic, the global economy experienced a notable downturn, with the trend of deglobalisation being intensified. Despite a significant decline in China’s economic growth, recovery was seen in the second quarter of the year. The interest rate of the domestic bond market rebounded after a rapid decline, and the volatility of the stock market escalated. The Company continued to enhance the asset-liability management, closely followed market movement, and flexibly adjusted its investment tactics. In respect of fixed income investment, the Company seized the opportunity of market fluctuation during the significant downturn of interest rate, timely adjusted allocation to government bonds with long duration, and controlled interest rate risk while maintaining the asset duration. In respect of open market equity investment, the Company adhered to its established allocation strategy and arrangement under the complicated market environment and continued to adjust internal asset structure, thus stabilizing its investment yield. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,781,024 million, an increase of 5.8% from the end of 2019.

1.	Investment Portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

	RMB million
	As at 30 June 2020		As at 31 December 2019
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	2,772,336	73.32%	2,674,261	74.85%
Term deposits	536,256	14.18%	535,260	14.98%
Bonds	1,456,870	38.53%	1,410,564	39.48%
Debt-type financial products[1]	428,613	11.34%	415,024	11.62%
Other fixed-maturity investments[2]	350,597	9.27%	313,413	8.77%
Equity financial assets	625,383	16.54%	605,996	16.95%
Common stocks	304,966	8.06%	276,604	7.74%
Funds[3]	99,026	2.62%	118,450	3.31%
Bank wealth management products	38,396	1.02%	32,640	0.91%
Other equity investments[4]	182,995	4.84%	178,302	4.99%
Investment properties	13,450	0.36%	12,141	0.34%
Cash and others[5]	142,091	3.76%	57,773	1.62%
Investments in associates and joint ventures	227,764	6.02%	222,983	6.24%

Total	3,781,024	100.00%	3,573,154	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits–restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2020 and 31 December 2019 were RMB793 million and RMB1,829 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 38.53% from 39.48% as at the end of 2019, the percentage of term deposits changed to 14.18% from 14.98% as at the end of 2019, the percentage of investment in debt-type financial products changed to 11.34% from 11.62% as at the end of 2019, and the percentage of investment in stocks and funds (excluding money market funds) changed to 10.66% from 11.00 % as at the end of 2019.

The Company’s debt-type financial products mainly concentrated on the sectors such as transportation, public utilities and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 99% of the debt-type financial products were rated AAA or above by the external rating institutions. In general, the quality of the Company’s debt-type investment assets was in good condition and the debt risks were well controlled.

2.	Investment Income

	RMB million
	January to June 2020	January to June 2019
Gross investment income	96,134	88,923
Net investment income	77,391	72,030
Net income from fixed-maturity investments	61,730	56,274
Net income from equity investments	10,053	9,563
Net income from investment properties	(5)	20
Investment income from cash and others	923	508
Share of profit of associates and joint ventures	4,690	5,665
Net realised gains on financial assets	10,807	3,786
Net fair value gains through profit or loss	8,606	13,107
Disposal gains and impairment loss of associates and joint ventures	(670)	—
Net investment yield[1]	4.29%	4.66%
Gross investment yield[2]	5.34%	5.78%

Notes:

1.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/182×366

2.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/182×366

In the first half of 2020, the Company’s net investment income was RMB77,391 million, an increase of RMB5,361 million from the corresponding period of 2019, rising by 7.4% year on year. Due to the effect of a significant decline in interest rate and the delay in dividend payment from some listed stocks in the portfolio, the net investment yield was 4.29%, down by 37 basic points from the corresponding period of 2019. By grasping market opportunities, the Company optimized the structure of investment mix and portfolio strategy in its equity investment, rebalanced tactical allocations as appropriate, and controlled risk exposure in a prudent manner to maintain the stability of investment income. The gross investment income of the Company reached RMB96,134 million, an increase of RMB7,211 million from the corresponding period of 2019. The gross investment yield was 5.34%, down by 44 basic points from the corresponding period of 2019. The comprehensive investment yield1 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 5.40%, down by 285 basic points from the corresponding period of 2019.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

III.	ANALYSIS OF SPECIFIC ITEMS

(I)	Profit before Income Tax

	RMB million
	January to June 2020	January to June 2019	Change
Profit before income tax	35,564	38,893	-8.6%
Life insurance business	21,850	27,340	-20.1%
Health insurance business	7,388	4,506	64.0%
Accident insurance business	112	459	-75.6%
Other businesses	6,214	6,588	-5.7%

[1]

Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)]/182}x366

During the Reporting Period, profit before income tax from the life insurance business decreased by 20.1% year on year primarily due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts and the change in gross investment income. Profit before income tax from the health insurance business rose by 64.0% year on year primarily due to the growth of short-term health insurance business and its business quality improvement. Profit before income tax from the accident insurance business decreased by 75.6% year on year primarily due to the fluctuation of claims expenses for certain insurance business. Profit before income tax from other businesses decreased by 5.7% year on year primarily due to a decrease in the profits of certain associates and the impact of impairment.

(II)	Analysis of Cash Flows

1.	Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB80,889 million. In addition, the vast majority of the Company’s term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB536,256 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which the Company invests. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

	RMB million
	January to June 2020	January to June 2019	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	182,792	150,290	21.6%	An increase in premiums due to the steady growth of the Company’s business
Net cash inflow/(outflow) from investing activities	(88,639)	(75,908)	16.8%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(66,682)	(67,937)	-1.8%	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	112	5	2,140.0%	—
Net increase/(decrease) in cash and cash equivalents	27,583	6,450	327.6%	—

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period.

	RMB million
	As at 30 June 2020 (unaudited)	As at 31 December 2019
Core capital	997,274	952,030
Actual capital	1,032,310	987,067
Minimum capital	386,181	356,953
Core solvency ratio	258.24%	266.71%
Comprehensive solvency ratio	267.31%	276.53%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 9.22 percentage points from the end of 2019, which was mainly due to the continuous growth of the scale of insurance business and investment assets, dividend distribution, and the changes in the market environment such as the decline of interest rate.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)	Major Subsidiaries and Associates of the Company

	RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	12,373	10,924	913
China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the China Banking and Insurance Regulatory Commission (the “CBIRC”)	3,400	70.74% is held by the Company, and 3.53% is held by China Life Asset Management Company Limited	6,283	4,591	500
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	18,800	40%	103,113	25,713	1,895
China Guangfa Bank Co., Ltd.	The businesses approved by the CBIRC include commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	19,687	43.686%	2,808,459	214,916	6,486

IV.	TECHNOLOGY EMPOWERMENT, OPERATIONS AND SERVICES, RISK CONTROL AND MANAGEMENT

(I)	Technology Empowerment

In the first half of 2020, China Life pushed forward digital transformation in all aspects, accelerated technological innovation, proactively applied digital technologies to respond to the impact of the COVID-19 pandemic in a swift manner, and exerted the powerful function of technology empowerment to maintain business development, thus accelerating the application of technological strengths into operation and management.

Great leap in capability and further advancement of technological innovation

Technological development demonstrating the strength of China Life. By concentrating on the “Technology-driven China Life” strategy, the Company applied technology, as an important production element, throughout the whole process of operation and management, and made use of technology to integrate ecological resources and empower the operational units, so as to provide convenient and efficient digital services to customers. In the first half of 2020, the Company improved technological governance, reformed management mechanisms, established a management system based on technology products, and pushed forward the establishment of innovation incubation center and R&D sub-centers, thus enhancing its technology-empowered ability of value creation, diversification of supply and innovative development.

Technology research activating innovation vitality. The Company established four technological innovation-themed laboratories, namely insurance technology, cloud computing and infrastructures, cyber security and block chain, and carried out more than 30 research projects. It developed six AI models, and applied them to the business fields, such as sales, operation and risk control, and commenced the intelligent risk detection and control for the individual agents, promoted online intelligent risk control of illegal fund raising, and achieved the full process automation for the management and control of anti-money laundering, and the efficiency of processing a single suspicious transaction increased by 30% on average. The technological innovation facilitated the Company’s operation and management to become more digital and intelligent.

Digital ecosystem bringing about the synergy effect. With the continued expansion of the FinTech ecosystem based on the digital platform, the Company released 295 additional standardized services and created more than 570 micro-applications in the first half of the year. It also provided insurance coverage review for the family-based customers, online premiums collection and payment, and supported the branches at all levels to make local innovations. The Company seamlessly cooperated with 19,000 medical institutions, and carried out over 90,000 activities with different types of collaborated institutions, which consistently enriched the Company’s insurance-centered ecosystem services.

Empowerment upgrade and acceleration of digital transformation in all aspects

Digital sales creating new driving forces for development. The Company adopted technologies such as mobile internet, big data and AI to facilitate its online sales force recruitment, online agent training, online business development and online day-to-day management, thus effectively ensuring the business development during the pandemic. In the first half of the year, the Company launched the full process online sales force recruitment and applied AI human-machine dialogue in its training sessions for agents, with over 10 million person-times participation, and more than 20.13 million hours were spent on online training sessions for the new agents. The Company created the model of live video streaming of morning assembly, micro-innovation meeting and cloud innovation meeting, etc., which recorded a daily average number of 2,200 meetings at the peak period of live streaming during the pandemic.

Digital field offices creating new intelligent bases. The application of the “Internet of Things” and AI technology diversified the digital scenarios for field offices and ultimately strengthened online and offline interaction. The Company added new electronic equipment on the selected branches, such as the self-service terminals for business processing, intelligent sensing equipment and intelligent visualization screen, and realized digital training, multi-dimensional and visualized performance tracking, and brand promotion, etc. The Company also launched the AI real-time performance reporting and extended digital services to front-line operational units and sales teams, which became the digital bases for its further service extension.

Digital services enhancing the new experience at fingertip. The Company promptly responded to the demands for health services from customers during the pandemic and accelerated the innovation of online services. The intelligent application made the Company’s services within close reach. As the Company pushed forward the establishment of China Life Hybrid Cloud in great depth and leveraged the advantages of flexible, convenient, reliable and uninterrupted proprietary Cloud, its capability of service offering increased by 6 to 8 times during the pandemic, which enabled it to flexibly address the explosive demands for online applications.

(II)	Operations and Services

In the first half of 2020, by adhering to the “customer-centric” principle and the operation objective of “strengthening efficiency, promoting technology-driven development, achieving value improvements and offering first-class customer experience”, the Company continued to improve its product development and management, pushed forward the high-quality development of operations and services, implemented the three-year action plan for excellent services in a conscientious manner, and further promoted the upgrade of operations and services to be more Internet-based, intelligent and ecological.

Products were more diversified. In the first half of 2020, the Company took active actions in product development and upgrading to satisfy the demands of its customers. There were a total of 194 products (including new products and upgraded products), including 10 life insurance products, 177 health insurance products, 4 accident insurance products and 3 annuity insurance products. Out of these products, 184 were protection-oriented products and 10 were long-term savings products.

Services were more convenient and efficient. The Company’s online policy services saw a notable improvement. The paperless insurance application rate of individual long-term insurance business and group insurance business reached 99.8% and 96%, respectively, and the online process rate of individual insurance policy administration and claims settlement for medical insurance rose by 20 percentage points year on year and 44.5 percentage points year on year, respectively. The efficiency of the Company’s claims settlement was further enhanced. The direct claims payment services were available in nearly 20,000 medical institutions, which increased by 46.2% year on year. The pass rate of the whole process automatic claims settlement service rose by 12 percentage points year on year, and the time required for making claims payment was shortened by 13.2% year on year.

Services became more intelligent. As the application of AI technology accelerated, the Company’s operation management and control became more refined. The whole process intelligent underwriting system was optimized and the underwriting model was upgraded. As a result, the automated approval rate of intelligent underwriting increased by 3.2 percentage points year on year. With the application of an automatic detection and risk control system, the pass rate of automatic policy review reached to 98.2%. The intelligent application in the Company’s contacting services developed at a high speed. In the first half of 2020, services provided by the intelligent online customer service robot and the intelligent outbound-call robot increased by 78.9% year on year.

Services were more diversified. The Company consistently improved high-quality service provision system to satisfy the diversified needs of customers. The inter-linked services were available in China Life Insurance APP and CGB’s credit card services. The accumulative number of registered users of China Life Insurance APP rose by 21.6% year on year and the monthly average number of active users rose by 55.6% year on year. The Company organized Internet-based scenario customer festival with the number of participants reaching 120 million person-times. The Company also created an “online + offline” model to provide value-added customer services and organized a variety of activities, such as the Famous Doctors Lecture and the Joyful Life for Women.

Services became more considerate. The Company applied the “Zero Contact Services” in great depth, providing customers with insurance protection for pandemic prevention and control. To satisfy the needs of its customers, the Company launched the service of “Online Customer Service Agent”, promoted electronic insurance policy for the long-term individual business, carried out remote and non-touch investigation, and launched a series of services, including the information services on pandemic prevention and control, fitness and healthcare, etc. To address customers’ urgent needs, the Company streamlined its claims settlement process and realized quick processing and payment for the claims relating to COVID-19.

Constantly implementing the strategy of “Inclusive Healthcare” and “Integrated Aged-care”. By consolidating the resources of healthcare and medical services, the Company established a healthcare ecosystem covering full life cycles and promoted the construction of the online and offline platforms. During the COVID-19 pandemic, the Company established the “Healthcare Service Zone” especially for the prevention and control of COVID-19. The Company also created an innovative model for the cooperation between medical and insurance entities and promoted application of the claims settlement model that integrated government and businesses in the form of “basic medical insurance + supplementary major medical expenses insurance + commercial insurance”. The Company pushed forward investment in the China Life Integrated Aged Care Fund and Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership) (Inclusive Healthcare Fund II), focusing on companies or funds engaging in inclusive healthcare-related sectors such as healthcare, elderly care, health information management, pharmaceutical production and services, and medical apparatus and instruments production, with a view to further promoting the strategic layout in the aged-care and healthcare industry.

(III)	Risk Control and Management

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry. With enhanced ability to manage risks, the Company maintained its integrated risk rating at Class A. The Company paid constant attention to the risks related to the COVID-19 pandemic, actively conducted various tasks on risk investigation and governance, and identified hidden risks in a timely manner, so as to enhance its ability to address risks in all aspects. It constantly optimized the Enterprise-wide Risk Management System of “China Risk Oriented Solvency System” (C-ROSS), and improved the relevant work mechanisms. The Company also continuously improved the system for the management and control of investment risks for the purpose of gradually creating a framework for the analysis of investment risks in the whole chain. It strengthened the system for the management and control of sales risks by taking an active role to conduct sales risk pre-warning and investigation, cultivate integrity culture among sales agents, and introduce the credit rating for them, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and actively performed its anti-money laundering obligations such as customer identification, which further improved the effectiveness of its anti-money laundering management and control. It constantly developed the internal control assessment system to enhance the effectiveness of the internal control mechanism. With the purpose to strengthen the source governance of customer complaints as well as risk management and control, the Company created an atmosphere of sales with integrity and in compliance with laws and offering high quality services. The Company further strengthened disciplined operation, management and assessment and stepped up efforts in the management of administrative punishment, with a view to enhancing its ability in legal compliance as well as risk prevention and control.

During the Reporting Period, the Company carried out various audit projects and put more efforts on the application of audit results. It also carried out the economic responsibility audit on managers and the audit on senior management in order to regulate its operation and management in a practical manner. The Company conducted risk-based special audits in great depth to improve its operation and management. The Company actively conducted regular audits, seriously implemented regulatory requirements, and put more efforts in rectifying any problems identified in audits, which fully performed the supervisory role of audit.

V.	FUTURE PROSPECT

(1)	Industry Landscape and Development Trends

With the current economic downturn around the world and the global market contraction, instabilities and uncertainties are growing and China’s economic operation is under greater pressure. Despite the above circumstances, China’s long-term positive economic fundamentals remain unchanged and the economic operation shows trends of restorative growth and steady recovery, which will continue to provide a healthy and favourable external environment for the development of the insurance industry. The rollout of a series of measures by insurance regulatory authorities has offered support to the pandemic prevention and control as well as economic and social development, prevented and mitigated financial risks, and deepened the reform and opening-up of the financial sector, thus helping promote the steady development of the insurance industry and achieve the goal of high-quality development. The COVID-19 pandemic strengthened the public’s awareness of social risks and insurance and deepened their recognition of insurance functions, which promoted the public’s demands for insurance protection. The pandemic also facilitated the transformation to new business models, enhanced the application of technologies in insurance sales, management and services, and accelerated the online operation of insurance companies and online customer migration. As a result, new insurance concepts and insurance purchase models will gradually emerge, and the insurance industry will further accelerate digital transformation.

(2)	Development Strategies and Business Plans of the Company

For the second half of 2020, the Company will take high-quality development as its fundamental requirement, fulfill the strategic core of “Dual Centers and Dual Focuses”, and uphold the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”. The Company will make progress while maintaining stability, improve quality and efficiency, push forward transformation and upgrade, and strengthen business value creation. It will also facilitate the development of sales force in a healthy and efficient manner, push forward reform and innovation in great depth, strengthen technological and service empowerment, firmly maintain the bottom line of risk management and control, accelerate the modernization of corporate governance, and promote “China Life Revitalization” to a new stage, so as to lay a solid foundation for building a world-class life insurance company.

(3)	Potential Risks

We are currently witnessing rising protectionism, sagging world economy and global market contraction, and China is going through a critical stage in transforming the development model of its economy, optimizing economic structure and switching the driving force for growth. With a positive outlook of its economic development, China is also facing difficulties and challenges arising from the intertwining of structural, institutional and cyclical problems. Coupled with the impact of the COVID-19 pandemic, China’s economic operation is under greater pressure. The long-term and profound impacts of the pandemic on domestic economy and society remain to be seen. On one hand, people tend to be more prudent in spending and it is probable that the precautionary demand of potential customers for cash will increase. As a result, the development of savings-oriented insurance business will come under pressure in short term. On the other hand, with the long-term downward trend of market interest rates and greater volatility in the capital market, the credit risk will be increasingly severe.

The Company has taken a variety of measures, such as diversifying its product mix and optimizing insurance services, to satisfy the demands of customers. Moreover, the Company has paid close attention to the macro-economic development, enhanced asset-liability management and flexibly adjusted asset allocation for the purpose of stabilizing investment returns. The Company will continue to stay alert and actively respond to any impacts associated with the regular pandemic control, enhance its analysis on complex risk factors, ensure its steady and healthy operation and strive to push forward its high-quality development.

The Company expects that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2020. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

INTERIM RESULTS2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2020

		Unaudited For the six months ended 30 June
		2020	2019
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		427,367	377,976
Less: premiums ceded to reinsurers		(3,113)	(2,641)

Net written premiums		424,254	375,335
Net change in unearned premium reserves		(16,318)	(14,038)

Net premiums earned		407,936	361,297

Investment income	1	72,706	66,345
Net realised gains on financial assets	2	10,807	3,786
Net fair value gains through profit or loss	3	8,606	13,107
Other income		4,376	3,686

Total revenues		504,431	448,221

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(62,640)	(83,821)
Accident and health claims and claim adjustment expenses		(24,311)	(21,819)
Increase in insurance contract liabilities		(284,999)	(224,409)
Investment contract benefits		(5,030)	(4,617)
Policyholder dividends resulting from participation in profits		(14,507)	(10,836)
Underwriting and policy acquisition costs		(56,518)	(45,595)
Finance costs		(1,772)	(1,930)
Administrative expenses		(17,047)	(16,958)
Statutory insurance fund contribution		(803)	(737)
Other expenses		(5,260)	(4,271)

Total benefits, claims and expenses		(472,887)	(414,993)

[2]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2020

		Unaudited
		For the six months
		ended 30 June
		2020	2019
	Notes	RMB million	RMB million
Net gains on investments of associates and joint ventures		4,020	5,665
Including: share of profit of associates and joint ventures		4,690	5,665

Profit before income tax	4	35,564	38,893
Income tax	5	(4,502)	(964)

Net profit		31,062	37,929

Attributable to:
– Equity holders of the Company		30,535	37,599
– Non-controlling interests		527	330
Basic and diluted earnings per share	6	RMB1.07	RMB1.32

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		11,865	42,263
Amount transferred to net profit from other comprehensive income		(10,835)	(4,759)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		1,829	(11,144)
Share of other comprehensive income of associates and joint ventures under the equity method		18	378
Exchange differences on translating foreign operations		83	65
Income tax relating to components of other comprehensive income		(568)	(6,586)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		2,392	20,217

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(108)	–

Other comprehensive income for the period, net of tax		2,284	20,217

Total comprehensive income for the period, net of tax		33,346	58,146

Attributable to:
– Equity holders of the Company		32,800	57,777
– Non-controlling interests		546	369

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Debt securities
– held-to-maturity securities	20,904	18,240
– available-for-sale securities	10,990	10,444
– at fair value through profit or loss	1,699	1,760
Equity securities
– available-for-sale securities	9,528	8,994
– at fair value through profit or loss	525	569
Bank deposits	13,026	13,531
Loans	15,790	12,679
Securities purchased under agreements to resell	244	128

Total	72,706	66,345

For the six months ended 30 June 2020, the interest income included in investment income was RMB62,653 million (for the six months ended 30 June 2019: RMB56,782 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Debt securities
Realised gains (i)	1,320	2,956
Impairment (ii)	–	(922)

Subtotal	1,320	2,034

Equity securities
Realised gains (i)	14,155	4,196
Impairment (ii)	(4,668)	(2,444)

Subtotal	9,487	1,752

Total	10,807	3,786

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the six months ended 30 June 2020, the Group recognised an impairment charge of RMB99 million (for the six months ended 30 June 2019: RMB791 million) of available-for-sale funds, an impairment charge of RMB4,569 million (for the six months ended 30 June 2019: RMB1,653 million) of available-for-sale equity securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Debt securities	74	277
Equity securities	8,568	12,765
Stock appreciation rights	289	(132)
Financial liabilities at fair value through profit or loss	(204)	(207)
Derivative financial instruments	(121)	404

Total	8,606	13,107

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Employee salaries and welfare costs	9,359	8,064
Housing benefits	626	557
Contribution to the defined contribution pension plan	870	1,277
Depreciation and amortisation	2,539	2,030
Foreign exchange losses/(gains)	25	(30)

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Current taxation – enterprise income tax	5,249	(1,962)
Deferred taxation	(747)	2,926

Total tax charges	4,502	964

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2019: same) is as follows:

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Profit before income tax	35,564	38,893
Tax computed at the statutory tax rate	8,891	9,723
Adjustment on current income tax of previous period (i)	(464)	(5,228)
Non-taxable income (ii)	(4,252)	(3,716)
Expenses not deductible for tax purposes (ii)	27	69
Unused tax losses	181	21
Others	119	95

Income tax at the effective tax rate	4,502	964

(i)

According to Cai Shui [2019] No.72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the period after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to subsequent years. This notice issued above was effective from 1 January 2019 and applicable to 2018’s final settlement and payment of enterprise income tax filing. Accordingly, the Company’s current income tax for the six months ended 30 June 2019 was deducted by RMB5,154 million regarding to 2018’s final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2020 and 31 December 2019, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2020	As at 31 December 2019
	RMB million	RMB million
Deferred tax assets	14,527	13,352
Deferred tax liabilities	(24,550)	(23,554)

Net deferred tax assets	128	128
Net deferred tax liabilities	(10,151)	(10,330)

As at 30 June 2020 and 30 June 2019, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments		Others	Total
	RMB million (i)	RMB million (ii)		RMB million (iii)	RMB million
As at 1 January 2019	(5,308)	3,927		2,638	1,257
(Charged)/credited to net profit (Charged)/credited to other comprehensive income – Available-for-sale securities	646 —	(2,967 (9,401	) )	(605 —)	(2,926 (9,401	) )
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,786	—		—	2,786
– Others	—	29		—	29

As at 30 June 2019	(1,876)	(8,412)		2,033	(8,255)

As at 1 January 2020	1,557	(14,673)		2,914	(10,202)
(Charged)/credited to net profit (Charged)/credited to other comprehensive income – Available-for-sale securities	985 —	151 (130)		(389 —)	747 (130)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(457)	—		—	(457)
– Others	—	19		—	19

As at 30 June 2020	2,085	(14,633)		2,525	(10,023)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2020	As at 31 December 2019
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	8,074	7,508
– deferred tax assets to be recovered within 12 months	6,453	5,844

Subtotal	14,527	13,352

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(20,110)	(19,906)
– deferred tax liabilities to be settled within 12 months	(4,440)	(3,648)

Subtotal	(24,550)	(23,554)

Net deferred tax liabilities	(10,023)	(10,202)

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2020 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2019: same).

7	DIVIDENDS

A dividend in respect of 2019 of RMB0.73 (inclusive of tax) per ordinary share, totalling RMB20,633 million, was approved at the Annual General Meeting on 29 June 2020.

A distribution of RMB201 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in the first half of 2020 according to the authorisation by the board of directors, which was delegated by the General Meeting.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2020

	Unaudited As at 30 June 2020	Audited As at 31 December 2019
	RMB million	RMB million
ASSETS
Property, plant and equipment	51,303	51,758
Right-of-use assets	3,291	3,520
Investment properties	13,450	12,141
Investments in associates and joint ventures	227,764	222,983
Held-to-maturity securities	1,001,314	928,751
Loans	651,388	608,920
Term deposits	536,256	535,260
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	1,052,029	1,058,957
Securities at fair value through profit or loss	150,399	141,608
Derivative financial assets	—	428
Securities purchased under agreements to resell	61,202	4,467
Accrued investment income	43,241	41,703
Premiums receivable	48,395	17,281
Reinsurance assets	5,273	5,161
Other assets	33,378	34,029
Deferred tax assets	128	128
Cash and cash equivalents	80,889	53,306

Total assets	3,966,033	3,726,734

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2020

	Unaudited As at 30 June 2020	Audited As at 31 December 2019
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	2,858,092	2,552,736
Investment contracts	284,882	267,804
Policyholder dividends payable	114,038	112,593
Interest-bearing loans and borrowings	20,361	20,045
Lease liabilities	2,960	3,091
Bonds payable	34,991	34,990
Financial liabilities at fair value through profit or loss	4,259	3,859
Securities sold under agreements to repurchase	48,127	118,088
Annuity and other insurance balances payable	54,774	51,019
Premiums received in advance	2,888	60,898
Other liabilities	107,377	81,114
Deferred tax liabilities	10,151	10,330
Current income tax liabilities	181	223
Statutory insurance fund	775	602

Total liabilities	3,543,856	3,317,392

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	205,598	197,221
Retained earnings	174,252	170,487

Attributable to equity holders of the Company	415,906	403,764

Non-controlling interests	6,271	5,578

Total equity	422,177	409,342

Total liabilities and equity	3,966,033	3,726,734

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2020

	Unaudited
	Attributable to equity holders
	of the Company
	Share capital	Other equity instruments	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	37,599	330	37,929
Other comprehensive income	—	—	20,178	—	39	20,217

Total comprehensive income	—	—	20,178	37,599	369	58,146

Transactions with owners
Appropriation to reserves	—	—	1,354	(1,354)	—	—
Dividends paid	—	—	—	(4,718)	—	(4,718)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Others	—	—	(107)	—	—	(107)

Total transactions with owners	—	—	1,247	(6,072)	(133)	(4,958)

As at 30 June 2019	28,265	7,791	170,734	161,644	5,155	373,589

As at 1 January 2020	28,265	7,791	197,221	170,487	5,578	409,342
Net profit	—	—	—	30,535	527	31,062
Other comprehensive income	—	—	2,265	—	19	2,284

Total comprehensive income	—	—	2,265	30,535	546	33,346

Transactions with owners
Appropriation to reserves	—	—	5,936	(5,936)	—	—
Dividends paid	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(161)	(161)
Others	—	—	176	—	308	484

Total transactions with owners	—	—	6,112	(26,770)	147	(20,511)

As at 30 June 2020	28,265	7,791	205,598	174,252	6,271	422,177

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2020

	Unaudited For the six months ended 30 June
	2020	2019
	RMB million	RMB million
Net cash inflow/(outflow) from operating activities	182,792	150,290

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	305,627	360,314
Purchases	(394,808)	(485,617)
Investments in associates and joint ventures	(2,319)	(16,122)
Decrease/(increase) in term deposits, net	(972)	2,815
Decrease/(increase) in securities purchased under agreements to resell, net	(57,015)	6,688
Interest received	61,162	61,167
Dividends received	9,536	8,552
Increase in policy loans, net	(9,850)	(13,705)

Net cash inflow/(outflow) from investing activities	(88,639)	(75,908)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in securities sold under agreements to repurchase, net	(69,331)	(101,645)
Interest paid	(2,568)	(1,685)
Repayment of borrowings	(523)	—
Dividends paid to equity holders of the Company	(201)	(3,527)
Dividends paid to non-controlling interests	(161)	(133)
Proceeds from issue of bonds	—	34,988
Cash received from borrowings	681	26
Payment of principal portion of lease liabilities	(670)	(511)
Capital injected into subsidiaries by non-controlling interests	6,795	4,896
Cash paid related to other financing activities	(704)	(346)

Net cash inflow/(outflow) from financing activities	(66,682)	(67,937)

Foreign exchange gains/(losses) on cash and cash equivalents	112	5

Net increase in cash and cash equivalents	27,583	6,450

Cash and cash equivalents
Beginning of period	53,306	50,809

End of period	80,889	57,259

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	78,512	56,056
Short-term bank deposits	2,377	1,203

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

	For the six months ended 30 June 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	346,137	72,264	8,966	—	—	427,367

– Term life	1,240	—	—	—	—
– Whole life	39,020	—	—	—	—
– Endowment	59,252	—	—	—	—
– Annuity	246,625	—	—	—	—

Net premiums earned	345,591	54,693	7,652	—	—	407,936
Investment income	66,539	4,242	222	1,703	—	72,706
Net realised gains on financial assets	10,017	637	33	120	—	10,807
Net fair value gains through profit or loss	7,249	460	24	873	—	8,606
Other income	503	29	—	4,861	(1,017)	4,376

Including: inter-segment revenue	—	—	—	1,017	(1,017)	—

Segment revenues	429,899	60,061	7,931	7,557	(1,017)	504,431

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(60,684)	(1,941)	(15)	—	—	(62,640)
Accident and health claims and claim adjustment expenses	—	(20,724)	(3,587)	—	—	(24,311)
Increase in insurance contract liabilities	(268,204)	(16,685)	(110)	—	—	(284,999)
Investment contract benefits	(5,024)	(6)	—	—	—	(5,030)
Policyholder dividends resulting from participation in profits	(14,433)	(74)	—	—	—	(14,507)
Underwriting and policy acquisition costs	(43,763)	(8,799)	(2,733)	(1,223)	—	(56,518)
Finance costs	(1,286)	(81)	(4)	(401)	—	(1,772)
Administrative expenses	(10,684)	(3,829)	(1,226)	(1,308)	—	(17,047)
Statutory insurance fund contribution	(550)	(189)	(64)	—	—	(803)
Other expenses	(3,421)	(345)	(80)	(2,431)	1,017	(5,260)

Including: inter-segment expenses	(953)	(61)	(3)	—	1,017	—

Segment benefits, claims and expenses	(408,049)	(52,673)	(7,819)	(5,363)	1,017	(472,887)

Net gains on investments of associates and joint ventures	—	—	—	4,020	—	4,020

Including: share of profit of associates and joint ventures	—	—	—	4,690	—	4,690

Segment results	21,850	7,388	112	6,214	—	35,564

Income tax						(4,502)

Net profit						31,062

Attributable to
– Equity holders of the Company						30,535
– Non-controlling interests						527
Other comprehensive income attributable to equity holders of the Company	1,889	120	6	250	—	2,265
Depreciation and amortisation	1,539	528	180	292	—	2,539

	For the six months ended 30 June 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	307,461	62,416	8,099	—	—	377,976
– Term life	1,238	—	—	—	—

– Whole life	28,931	—	—	—	—
– Endowment	62,020	—	—	—	—
– Annuity	215,272	—	—	—	—

Net premiums earned	307,009	46,989	7,299	—	—	361,297
Investment income	61,445	3,653	220	1,027	—	66,345
Net realised gains on financial assets	3,551	211	13	11	—	3,786
Net fair value gains through profit or loss	11,727	696	42	642	—	13,107
Other income	485	30	—	3,910	(739)	3,686

Including: inter-segment revenue	—	—	—	739	(739)	—

Segment revenues	384,217	51,579	7,574	5,590	(739)	448,221

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(82,129)	(1,673)	(19)	—	—	(83,821)
Accident and health claims and claim adjustment expenses	—	(18,874)	(2,945)	—	—	(21,819)
Increase in insurance contract liabilities	(209,451)	(14,927)	(31)	—	—	(224,409)
Investment contract benefits	(4,610)	(7)	—	—	—	(4,617)
Policyholder dividends resulting from participation in profits	(10,780)	(56)	—	—	—	(10,836)
Underwriting and policy acquisition costs	(34,449)	(7,448)	(2,648)	(1,050)	—	(45,595)
Finance costs	(1,484)	(89)	(5)	(352)	—	(1,930)
Administrative expenses	(10,614)	(3,583)	(1,335)	(1,426)	—	(16,958)
Statutory insurance fund contribution	(510)	(162)	(65)	—	—	(737)
Other expenses	(2,850)	(254)	(67)	(1,839)	739	(4,271)

Including: inter-segment expenses	(696)	(40)	(3)	—	739	—

Segment benefits, claims and expenses	(356,877)	(47,073)	(7,115)	(4,667)	739	(414,993)

Net gains on investments of associates and joint ventures	—	—	—	5,665	—	5,665

Including: share of profit of associates and joint ventures	—	—	—	5,665	—	5,665

Segment results	27,340	4,506	459	6,588	—	38,893

Income tax						(964)

Net profit						37,929

Attributable to
– Equity holders of the Company						37,599
– Non-controlling interests						330
Other comprehensive income attributable to equity holders of the Company	18,497	1,098	67	516	—	20,178
Depreciation and amortisation	1,262	400	160	208	—	2,030

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2020 and the corresponding results as at 31 December 2019 are shown below:

Table 1

Components of Embedded Value			RMB million
ITEM		30 June 2020	31 December 2019
A	Adjusted Net Worth	520,153	482,793
B	Value of In-Force Business before Cost of Required Capital	552,486	509,515
C	Cost of Required Capital	(56,782)	(50,220)
D	Value of In-Force Business after Cost of Required Capital (B + C)	495,704	459,295
E	Embedded Value (A + D)	1,015,856	942,087

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2020 and for the corresponding period of last year are shown below:

Table 2

Components of Value of Half Year’s Sales			RMB million
ITEM		30 June 2020	30 June 2019
A	Value of Half Year’s Sales before Cost of Required Capital	41,481	39,361
B	Cost of Required Capital	(4,592)	(4,792)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	36,889	34,569
	Including: Value of Half Year’s Sales of Individual Agent Business Sector	36,559	33,333

Note:	The corresponding results of individual agent business sector for the first half of 2019 have been restated to allow for new sector definitions on a pro forma basis.

Summary of Results (continued)

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2020 are shown below:

Table 3

New Business Margin of Half Year’s Sales of Individual Agent Business Sector

	30 June 2020	30 June 2019
By First Year Premium	39.3%	39.7%
By Annual Premium Equivalent	39.3%	39.7%

Note 1:	First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.
Note 2:	The corresponding results of individual agent business sector for the first half of 2019 have been restated to allow for new sector definitions on a pro forma basis.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 4

Analysis of Embedded Value Movement in the First Half Year of 2020		RMB million
ITEM
A	Embedded Value at the Start of Year	942,087
B	Expected Return on Embedded Value	39,724
C	Value of New Business in the Period	36,889
D	Operating Experience Variance	3,626
E	Investment Experience Variance	3,463
F	Methodology and Model Changes	(240)
G	Market Value and Other Adjustments	8,666
H	Exchange Gains or Losses	110
I	Shareholder Dividend Distribution and Capital Injection	(20,834)
J	Other	2,366
K	Embedded Value as at 30 June 2020 (sum A through J)	1,015,856

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2020 opening net worth.

C	Value of half year’s sales for the 6 months ended 30 June 2020.

D	Reflects the difference between actual operating experience in the first half year of 2020 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2020.

F	Reflects the effects of appraisal methodology and model enhancement.

G	Change in the market value adjustment from the beginning of year 2020 to 30 June 2020 and other adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during the first half year of 2020.

J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results			RMB million
		Value of In-Force	Value of Half Year’s
		Business after Cost of	Sales after Cost of
		Required Capital	Required Capital
	Base case scenario	495,704	36,889
1.	Risk discount rate +50bps	473,640	35,119
2.	Risk discount rate -50bps	519,404	38,798
3.	Investment return +50bps	585,753	43,575
4.	Investment return -50bps	406,018	30,206
5.	10% increase in expenses	489,289	34,701
6.	10% decrease in expenses	502,119	39,076
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	492,274	36,372
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	499,134	37,407
9.	10% increase in lapse rates	494,732	35,920
10.	10% decrease in lapse rates	496,629	37,897
11.	10% increase in morbidity rates	488,793	35,685
12.	10% decrease in morbidity rates	502,772	38,095
13.	Allowing for diversification in calculation of VIF	532,917	—

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2020.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED Wang Bin
Chairman

Beijing, China

26 August 2020